FILED AS EDGAR CORRESPONDENCE

Mr. Tony Burak

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:  Penn Series Funds, Inc.

Form N-CSR  -  December 31, 2006

Dear Mr. Burak:

In response to our phone conversation on Thursday, December 6, 2007 concerning the Penn Series Funds, Inc. Form N-CSR as of December 31, 2006, I have the following answers to your questions.

Item 1 – The SEC has noted that the Components of Net Assets are not shown on the Statements of Assets and Liabilities as is required by both GAAP and Reg. S-X. The SEC noted that the Components of Net Assets were included in the Form N-CSR in the section, “Notes to Financial Statements”.

Response:  We agree that both GAAP and Reg. S-X require the Components of Net Assets to be shown on the Statements of Assets and Liabilities. We will change the presentation to the required format in the future.

Item 2 -  The SEC noted that the Statements of Operations for the Flexibly Managed Fund reflected a total amount for “Net Gain (Loss) on Investment Securities and Foreign Currency” as $147,215 however the actual total arithmetically is $147,317.

Response:  That is correct. All of the columnar amounts are accurate; it was the total that was incorrect and should have been shown as $147,317.

Item 3 -  The Financial Highlights for the Growth Stock Fund (the “Fund”) reported a turnover rate of 774% for the year ended December 31, 2002. Does the Fund have a policy regarding frequent trading of portfolio securities and if so, is it disclosed in the Fund prospectus?

Response:  The Fund’s prospectus includes the following disclosure with respect to portfolio turnover:

Consistent with its investment objectives, the Fund may sell securities without regard to the effect on portfolio turnover. A high rate of portfolio turnover may result in increased transaction costs.

In addition, the following explanation of the increase in the portfolio turnover rates for the Fund for the fiscal years ended December 31, 2002 and 2003 was included in the Fund’s Statement of Additional Information dated May 1, 2005 and the Fund’s Shareholder Report for the period ended December 31, 2004.

With respect to the fluctuations in the portfolio turnover rate for the Growth Stock Fund, a portion of the portfolio manager’s discipline incorporated relative price momentum. In the environment of 2002 and 2003, increased volatility of the equity market, rapid rotation among major sectors of the S&P 500, and specific stock selection issues caused higher turnover. Further, increased turnover resulted from significant portfolio redemptions during 2002 and 2003.

I hereby acknowledge on behalf of the Company that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (215) 956-8256 with any questions or comments.

Very truly yours,

/s/ Jill Bukata

Jill Bukata
Principal Financial Officer
Penn Series Funds, Inc.